Exhibit 99.1

JA Solar and the VDE Institute Launch Solar Module Bankability Initiative

SHANGHAI, China, August 8, 2013 (GLOBE NEWSWIRE) — JA Solar Holdings Co., Ltd. (Nasdaq:JASO) (“JA Solar” or the “Company”), one of the world’s largest manufacturers of high-performance solar power products, and the VDE Testing and Certification Institute (the “VDE Institute”), one of the world’s leading providers of high-quality testing and certification services, today announced that they have launched a strategic partnership to increase understanding of the importance of cutting-edge quality assurance and technical bankability in the solar industry.

JA Solar and the VDE Institute, which works closely with the Fraunhofer Institute for Solar Energy Systems (ISE), agree that current certification processes based on existing international standards are not stringent enough to provide a meaningful measure of long-term solar module reliability and performance. They believe this has resulted in the perceived commoditization of what are in fact highly differentiated products. This initiative aims to address this misperception by raising awareness of the influence of technical bankability not just on product performance, but also on the ability of solar power plant investors and end users to realize anticipated financial returns.

“The VDE Institute is internationally recognized for its commitment to the highest quality standards, and we’re delighted to be partnering with them on such a forward-thinking initiative,” said Mr. Jian Xie, COO of JA Solar. “We share their confidence that in the long term the solar industry will benefit from a deeper understanding of the importance of bankability in the market. The dependability of JA Solar’s products and services are the foundation of the superior value proposition we offer our customers.”

Mr. Wilfried Jaeger, managing director of the VDE Institute, said, “This partnership with JA Solar, a long-time leader in innovation and reliability, aims to ensure investors and customers really appreciate the impact of product reliability and performance on their ability to meet investment goals and energy needs. Ultimately, we want to help customers and investors make more informed choices.”

Forward-looking Statements

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as “may,” “expect,” “anticipate,” “aim,” “intend,” “plan,” “believe,” “estimate,” “potential,” “continue,” and other similar statements. Statements other than statements of historical facts in this announcement are forward-looking statements, including, but not limited to, our expectations regarding the expansion of our manufacturing capacities, our future business development, and our beliefs regarding our production output and production outlook. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Further information regarding these and other risks is included in Form 20-F and other documents filed with the Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

About JA Solar Holdings Co., Ltd.

JA Solar Holdings Co., Ltd. is a leading manufacturer of high-performance solar power products that convert sunlight into electricity for residential, commercial, and utility-scale power generation. The Company is one of the world’s largest producers of solar power products. Its standard and high-efficiency product offerings are among the most powerful and cost-effective in the industry. The Company distributes products under its own brand and also produces on behalf of its clients. The Company shipped 1.7 GW of solar power products in 2012. JA Solar is headquartered in Shanghai, China, and maintains production facilities in Shanghai, as well as Hebei, Jiangsu and Anhui provinces. For more information, please visit www.jasolar.com.

About the VDE Testing and Certification Institute

The VDE Testing and Certification Institute is a leading internationally accredited provider of independent testing and certification of electronic devices, components and systems for consumers and the general public. Since 1920, the VDE mark has stood for safety and quality in electro and communication technology, and today VDE certificates and marks are seen as a passport to the global market for manufacturers, traders and retailers. The VDE Institute is a significant part of the VDE Association for Electrical, Electronic and Information Technologies, one of the largest technical and scientific associations in Europe, with more than 36,000 members worldwide.

JA Solar Contact:

In China

Nick Beswick

Brunswick Group

Tel: +86-10-5960-8600

E-mail: jasolar@brunswickgroup.com

In the U.S.

Cindy Zheng

Brunswick Group

Tel: +1-212-333-3810

E-mail: jasolar@brunswickgroup.com